FRUTAROM
FOUNDED 1933

September 3, 2003

File No. 82-4357

Securities Authority	Tel Aviv Stock Exchange	Registrar of Companies
22 Kanfei Nesharim St.	54 Ahad Ha'am St.	P.O.B. 767
Jerusalem	Tel Aviv	Jerusalem

Dear Madam / Sir,

Re: Immediate Report

Please be informed that the following interested party has purchased Frutarom Industries Ltd. shares on the Tel Aviv Stock Exchange, as follows:

Mr. Ori Yehudai

Date	Amount	Rate
December 30, 2002	71,785	122

After these transactions, Mr. Yehudai holds 328,339 shares or 0.8% of the share capital.

Frutarom Trust Ltd.

Date	Amount	Rate
August 21, 2003	- 4,102	1,146
August 21, 2003	- 5,026	1,150
August 12, 2003	- 6,186	1,117
July 31, 2003	9,471	1,029
July 30, 2003	4,800	1,048
July 29, 2003	1,857	1,050
July 28,2003	5,000	1,060
July 27, 2003	3,357	1,049
July 24, 2003	2,250	1,030
July 23, 2003	3,316	1,050
July 17, 2003	10,000	1,015
July 8, 2003	18,603	1,174
June 23, 2003	- 7,864	
June 23, 2003	- 12,687	
June 1, 2003	- 477	
June 1, 2003	- 4,788	

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

dlw 9/29

May 29, 2003	- 3,828	
May 29, 2003	- 7,942	
May 22, 2003	3,294	844
May 21, 2003	12,000	846
May 19, 2003	4,000	883
April 30, 2003	- 2,856	
April 29, 2003	- 3, 998	
April 29, 2003	- 10, 315	779
April 28, 2003	- 21,074	
April 28, 2003	- 2,697	
April 28, 2003	- 10,572	766
April 27, 2003	- 8,980	773
April 24, 2003	- 6,714	795
January 30, 2003	- 9,644	
December 31, 2002	163	0
December 31, 2002	7,925	551
December 30, 2002	- 71,785	122
December 30, 2002	3,000	560
December 29, 2002	2,500	560
December 26, 2002	350	575
December 25, 2002	500	569
December 24, 2002	4,000	543
December 23, 2002	726	552
December 22, 2002	5,000	540
December 12 , 2002	1,500	581
December 4, 2002	3,000	585
December 2, 2002	- 1,855	
December 1, 2002	- 3,192	
November 21, 2002	- 7,111	
November 10, 2002	- 10,564	
November 10, 2002	- 1,833	
November 10, 2002	- 3,324	

After these transactions, Frutarom Trust Ltd. holds 928,689 shares or 2.002% of the share capital.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

FRUTAROM
FOUNDED 1933

April 10, 2003

Securities Exchange Commission	Tel Aviv Stock Exchange	Companies Registrar
22 Kanfei Nesharim St.	54 Ahad Ha'am St.	P.O.B. 767
Jerusalem	Tel Aviv	Jerusalem

Dear Madam / Sir,

Re: Frutarom Industries Ltd. ("the Company" or "Frutarom") – Immediate Report

The Company hereby advises that on April 10, 2003, the Board of Directors decided to distribute a dividend to the shareholders in the amount of NIS 0.10 per share, totaling NIS 4,104,136.

The date chosen for determining entitlement to receive the dividend was April 30, 2003 ("the Determination Date").

The Company's shares will be traded ex dividend as of May 1, 2003 ("the Ex Day").

The dividend will be paid on May 14, 2003 ("the Payment Date").

In accordance with the decision of the Company's Board of Directors, registered shareholders who are entitled to receive a dividend of less than NIS 100, will not be sent a check. The total of the dividend due to registered shareholders as stated will be held by the Company for a period of 12 months from the day on which the dividend is declared. Following the 12 months as stated, the Company will be entitled, at the discretion of the Board of Directors, to invest the sum that has not been claimed during the period or to make any use of it as may be determined, to the benefit of the Company. Unclaimed dividends will not bear any interest or linkage whatsoever.

Dividends for registered shareholders who are not Israeli citizens will be paid in US dollars according to the rate of exchange know on the Payment Date.

The tax deduction rate for Israeli residents stands at 16.46%. The rate for Israeli companies is 12.82%.

Sincerely,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

SUBSIDARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

June 17, 2003

RECEIVED SEP 22 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

Securities Exchange Commission	Tel Aviv Stock Exchange	Companies Registrar
22 Kanfei Nesharim St.	54 Ahad Ha'am St.	P.O.B. 767
Jerusalem	Tel Aviv	Jerusalem

Dear Madam / Sir,

Re: Frutarom Industries Ltd. ("the Company" or "Frutarom") – Immediate Report

Frutarom hereby advises that on June 16, 2003 it signed an agreement to acquire 100% of the issued share equity of the Swiss company, Emil Flachsmann AG (hereinafter: "Flachsmann"). The acquisition was effected through Frutarom (UK) Limited, a wholly owned Frutarom subsidiary.

Flachsmann was established in Switzerland in 1935 and develops, produces and markets flavors and fragrances to the food industry and botanical extracts for the flavor, fragrance, pharmaceutical, nutraceutical and functional food industries.

In 2002, Flachsmann's sales turnover totaled SFR 40.1 million (about US$ 31 million).

Upon signing, the Company paid SFR 21 million (about US$ 16 million) for the acquisition. Over the next three years, on each successive anniversary, the Company will pay SFR 1.5 million, bringing the cost of the entire acquisition to SFR 25.5 million (about US$ 20 million). Flachsmann's equity, following the adjustment mechanism agreed upon in the acquisition agreement, will be about SFR 27 – 28 million (about US$ 20.8 million).

Flachsmann has modern and efficient production plants with substantial production capacity in Switzerland (next to Zurich) and in Canada (near Toronto), each covering about 30 dunams. The company also has a food flavors plant in Denmark and sales offices in Germany and Hungary. Flachsmann's plants meet the most stringent international standards of the pharmaceutical and food industries in Europe and the USA. At its various sites worldwide, Flachsmann employs about 180 persons, who will be added to Frutarom's 650 employees.

Flachsmann's activity is synergistic with the Frutarom Group's activity in its two existing divisions: Compounds and Fine Ingredients, and expands the Frutarom Group's multinational presence. Flachsmann's strong and established marketing network in Western Europe, with marketing and sales offices in Switzerland, Germany, Denmark and Hungary, will be added to the Frutarom Group's global sales and marketing network, particularly in markets where Frutarom has a relatively thin presence. The addition of Flachsmann's knowhow, goodwill,

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

SUBSIDARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

experienced personnel, production capacity, customers and market share will contribute substantially to strengthening Frutarom's two divisions and to positioning it as one of the leading companies in the world in its field.

Flachsmann's extensive knowhow, accumulated over decades, intellectual property and many patents will be added to Frutarom's accumulated knowhow. The research and development departments will be united and their strength substantially augmented, and Frutarom's ability to develop innovative products for its customers worldwide will be given considerable additional momentum.

The acquisition is expected to expand the Frutarom Group's existing customer base and add new customers from among the leading multinational food and pharmaceutical manufacturers, primarily in the Western European market, with emphasis on Switzerland and Germany, and in the market in Eastern Asia, mainly Korea and Japan.

The Flachsmann acquisition constitutes an additional step in implementing and realizing the Frutarom Group's rapid growth strategy, which has been implemented in recent years, to expand activity substantially through both natural growth and by acquisitions of activities and companies in strategic fields of activity.

Frutarom Industries Ltd.'s Compounds Division develops, produces and markets flavors, fragrances, seasonings, and seasoning compounds, used as raw materials in the food, beverage, cosmetic, detergent and pharmaceutical industries. The Fine Ingredients Division develops, produces and markets raw materials intended for the flavor, fragrance, food, pharmaceutical and cosmetic industries. Frutarom has production sites in Israel, the USA, the UK, China, Turkey and Romania, and sales and marketing offices in Brazil, Russia, Ukraine, Kazakhstan and Japan.

Sincerely,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDARY OF

FRUTAROM
FOUNDED 1933

June 18, 2003

Securities Exchange Commission	Tel Aviv Stock Exchange	Companies Registrar
22 Kanfei Nesharim St.	54 Ahad Ha'am St.	P.O.B. 767
Jerusalem	Tel Aviv	Jerusalem

Dear Madam / Sir,

Re: Immediate report

Further to the immediate report published by the Company yesterday regarding the acquisition of the Swiss company, Emil Flachsmann AG, the Company advises that the acquisition was financed with bank credit placed at its disposal.

The Company's Board of Directors and management are reviewing various alternatives and possibilities for raising capital as a means of financing and realizing the Company's growth strategy. However, at the present time, the Company's Board has not made any concrete decision on this subject.

Any relevant events will be reported to the authorities as required by law.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

FRUTAROM
FOUNDED 1933

June 24, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate report offers for a private placement

This is to advise that the Company's management has begun to request offers for raising capital through a private placement to institutional and other investors of ordinary shares of the Company.

The planned scope of the capital raising is US$ 15 million to US$ 20 million.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com

SUBSIDARY OF

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING RECEIVED SEP 22 2003 WASH. D.C. 155 SECTION

July 7, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate report regarding the appointment of an officeholder

1. Name: Yonathan Glickman
2. I.D. #026071530
3. Date of birth: September 9, 1960
4. Home address: Moshav Manof, Misgav, Israel
5. Appointment date: July 7, 2003
6. Position: Executive Vice President and Manager – Fine Ingredients Division
7. Mr. Glickman does not hold any other positions in the Company and is not in the employ of an interested party in the Company.
8. Education: Business Administration – Hebrew University
9. Business experience during last five years: Managing director – Hanita Coatings Ltd.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

SUBSIDARY OF ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

July 9, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report re Significant Private Placement

The Company hereby advises that as part of it private placement for institutional investors, which was completed today, the Company will raise equity of about NIS 50 million in consideration for the allocation of ordinary shares par value NIS 1 of the Company at a price of NIS 10 per share.

The share allocation is subject to receiving the approval of the Tel Aviv Stock Exchange Ltd. to register for trade the shares that will be allocated.

An immediate report will be published by the Company as required by law and in accordance with the Securities Regulations (Private Placement of Shares in a Registered Company) - 2000.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING SECTION RECEIVED SEP 22 2003 WASH. D.C. 155

July 10, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report re Significant Private Placement

This immediate report relates to a significant private placement of Company shares in accordance with the Securities Law – 1969 (hereinafter: "The Law"), the Securities Regulations (Private Issue of Shares in a Registered Company) – 2000 (hereinafter: "The Regulation") and the Companies Law – 2000 (hereinafter: "The Companies Law"), as follows:

1. Introduction

On July 9, 2003, the Board of Directors of the Company decided to allocate, in a private placement, 5,035,000 ordinary shares of the Company par value NIS 1 each (hereinafter: "The Private Placement" and "The Shares Allocated," accordingly), which are equal in accompanying rights and any other matter of ordinary shares par value NIS 1 each existing in the Company's issued and paid equity, which will be registered for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter: "The Exchange"), all in accordance with the details herein.

2. The Offer Recipients

The parties to whom the shares were offered are among the type of institutions included in the first addition to the Law (hereinafter: "The Institutional Investors").

The names of the offer recipients, the number of shares which each will purchase in the Private Placement as stated and their percentage of the Company's issued and paid equity, are detailed in the table appearing in 5.2 below.

To the best of the Company's knowledge, of this list, the Pension Funds of Bank Leumi LeIsrael Ltd. are considered an interested party by virtue of their existing share holding in the Company, as detailed in 5.2 below.

3. The Shares Offered

3.1 According to the Private Placement, the Company is offering 5,035,000 ordinary shares par value NIS 1 each at the price of NIS 10 per share, which constitute 10.92% of the voting rights and issued and paid equity of the Company following the allocation. The quantity of Shares Allocated to each of the offer recipients and the percentage that they will constitute in the voting rights and issued and paid equity of the Company appear in 5.2 below.

3.2 The Shares Allocated will be registered for trade on the Exchange and will have rights equal to the Company's ordinary shares par value NIS 1 each. The conditions of the share allocation determine that if agreement is not reached with

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com

SUBSIDARY OF

the Exchange to register the Shares Allocated for trade within 30 trading days from the date of payment, the agreement will expire and the payment transferred will be returned to the offer recipients.

4. Price of the Shares Allocated and the Share Price on the Exchange One Day Prior to the Private Placement's Execution

The closing price of the Company's shares on the Exchange on the day prior to this report's publication was NIS 11.11 per share. The Shares Allocated in this Private Placement are allocated at a price of NIS 10 per share, which constitutes 90% of the price on the Exchange on the day stated.

5. The Company's Issued and Paid Share Equity, the Holdings of the Offer Recipients and Interested Parties in the Company

5.1 On the date of this Immediate Report, the Company's issued and paid share equity was NIS 46,041,357, broken down to 41,041,357 regular shares par value NIS 1 each of the Company. Following the allocation according to this Report, the Company's issued share equity will total NIS 46, 076,357 broken down to 46,076,357 shares. The Shares Allocated will constitute 10.92% of the Company's issued shares and its voting rights, following the allocation.

5.2 To the best of the Company's knowledge, the quantities and rates of each of the recipients of the offer in the Company's issued and paid equity and voting rights, as well as the quantities and rates of the additional interested parties in the Company and of the remainder of the Company's shareholders, are as listed below:

Name	Pre Allocation Holding		Post Allocation Holding	
	# of Shares	%	# of Shares	%
Existing Shareholders				
ICC Handels AG	21,827,347	53.18	21,827,347	47.37
ICC Industries Inc.	1,964,761	4.79	1,964,761	4.26
Leumi Trust Funds	969,104	2.36	969,104	2.1
Frutarom Trust Ltd.[1]	881,247	2.15	881,247	1.91
John Oram[2]	779,171	1.9	779,171	1.69
Ori Yehudai[3]	328,339	0.8	328,339	0.71
Existing Shareholders who were Offer Recipients				
Leumi Pension Funds[4]	3,091,414	7.53	3,376,414	7.33
The Other Offer Recipients				
Menora Profit Participation 1992	577,870	1.41	703,870	1.53
Gmulot	640,840	1.56	1,240,840	2.69
First International Bank Pension Funds	17,500	0.04	917,500	1.99
Bank Otzar L'Hayal Provident and Education Funds	--	--	400,000	0.87
Bank Igud Employees Provident Fund	--	--	15,000	0.03
Bank Mizrahi Provident Funds	--	--	600,000	1.3
Electric Company Ltd. Employees' Education Fund	--	--	35,000	0.08
Mivtahim	--	--	600,000	1.3
Hebrew University in Jerusalem Ltd. Employees Provident Fund	--	--	49,000	0.11
Harel Investments	--	--	125,000	0.27

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607 FAX: 972-9-9543202

Provident Lanes	70,000	0.17	270,000	0.59
Clal Shares	--	--	1,000,000	2.17
Bank Leumi LeIsrael Ltd. Clerks' Provident Fund	247,488	0.6	347,488	0.75
The Public	9,646,276	23.5	9,646,276	20.94
Total	**41,041,357**	**100**	**46,076,357**	**100**

[1] Wholly owned subsidiary
[2] Director of the Company
[3] President and Chief Executive Officer, and Director of the Company
[4] The Pension Funds of the Bank Leumi Group are an interested party by virtue of their holdings in the Company and received an offer in this private issue. The Funds purchased 285,000 of the shares offered which is 0.62% of the Company equity after the allocation.

6. The Proceeds and Their Determination

The shares in the Private Placement are offered at a price of NIS 10 for each ordinary share par value NIS 1 each, such that the total proceeds that the Company will receive as a result of issuing the Shares Allocated will total NIS 50,350,000.

The price at which the Shares Allocated will be offered was determined in consideration of the share price on the Exchange before the Private Placement and considering the interest of the offer recipients in the Private Placement.

7. Personal Interest of the Offer Recipients in the Private Placement

To the best of the Company's knowledge, excluding the Institutional Investor considered an "interested party" as stated in 2 above, the Company does not have any significant shareholders or officeholders with a personal interest in the Placement.

8. Approvals Required to Execute the Allocation

The share allocation is subject to receiving the approval of the Exchange to the shares' registration for trade as stated in 3.2 above.

In view of the instructions in Regulation 3(a) of the Companies Regulation (Relief in Transactions with Interested Parties) – 2000, there is no need for the approval of the General Meeting of the Company to carry out the Allocation detailed in this Report.

9. Agreements Between the Offer Recipients and the Company's Shareholders

To the best of the Company's knowledge and following declarations by the offer recipients in this matter, there are no agreements between the offer recipients in the Private Placement and the Company's shareholders, or among the offer recipients themselves or with other parties, regarding the acquisition or sales of the shares or regarding the voting rights.

10. Restrictions on Executing Actions with the Shares Allocated Applicable to the Offer Recipients

To the best of the Company's knowledge, according to the Law and the Securities Regulations (details in clauses 15a to 15c of the Law) – 2000, the offer recipients will be

restricted in selling while the Shares Allocated are being traded on the Exchange, such that such an offer which will have one of the following conditions will be considered as in clause 15a of the Law as an offer to the public and accordingly will require publication of a prospectus as permitted by the Securities Authority:

10.1 An offer during the year following the allocation.

10.2 An offer during the eight quarters following the end of the year mentioned in 10.1 above, when during each of the eight quarters as stated the following will exist:

a. The quantity of the Shares Allocated offered in an Exchange trading day exceeds the daily average of the trade turnover on the Exchange of shares of the type offered during the eight week period preceding the offer day.

b. The quantity of the Shares Allocated offered for sale exceeds 1% of the Company's issued and paid share equity during each quarter.

For this purpose, "issued and paid share equity" includes shares resulting from realizing or converting convertible shares allocated up to the offer day and which have not yet been realized or converted.

This section will also apply to the Shares Allocated that were purchased during the periods stated above, not according to a prospectus and not during trade on the Exchange, from the offer recipients or a corporation controlled by the Company and to shares resulting from the conversion of the Shares Allocated as stated in this section.

11. Allocation Date

Allocation of the shares to each of the offer recipients will be effective upon the Exchange's approval or the registration for trade of the Shares Allocated to each of the offer recipients.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 22 2003
WASH. D.C. 155

July 13, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Correction to Immediate Report Dated July 10, 2003 re Significant Private Placement

This comes to correct the immediate report published by the Company on July 10, 2003 (hereinafter: "The Report") regarding a significant private placement of Company shares in accordance with the Securities Law – 1969 (hereinafter: "The Law"), the Securities Regulations (Private Issue of Shares in a Registered Company) – 2000 (hereinafter: "The Regulation") and the Companies Law – 2000 (hereinafter: "The Companies Law"), as follows:

1. The number of shares allocated that appears in the Report was erroneous and should be 5,135,000 (and not 5,035,000 as written in the Report) regular shares par value NIS 1 each of the Company.

2. The party to whom 100,000 shares were offered and will be allocated whose name did not appear in the report was the Providential Fund of The First International Bank of Israel Ltd., which is among the type of institutions included in the first addition to the Law. This party is not an interested party based on its holdings in the Company.

3. Following the allocation according to this report, the Company's share equity will total NIS 46,176,357 (and not NIS 46,076,357 as written in the Report), broken down to 46,176,357 regular shares par value NIS 1 each. The shares allocated will constitute 11.12% of the Company's issued share equity and its voting rights, following the allocation.

4. In view of the foregoing, to the best of the Company's knowledge, the quantities and rates of each of the recipients of the offer in the Company's issued and paid equity and voting rights, as well as the quantities and rates of the additional interested parties in the Company and of the remainder of the Company's shareholders, are as listed below:

Name	Pre Allocation Holding		Post Allocation Holding	
	# of Shares	%	# of Shares	%
Existing Shareholders				
ICC Handels AG	21,827,347	53.18	21,827,347	47.27
ICC Industries Inc.	1,964,761	4.79	1,964,761	4.25
Leumi Trust Funds	969,104	2.36	969,104	2.1
Frutarom Trust Ltd.[1]	881,247	2.15	881,247	1.91
John Oram[2]	779,171	1.9	779,171	1.69
Ori Yehudai[3]	328,339	0.8	328,339	0.71
Existing Shareholders who were Offer Recipients				
Leumi Pension Funds[4]	3,091,414	7.53	3,376,414	7.31
The Other Offer Recipients				
Menora Profit Participation 1992	577,870	1.41	703,870	1.52

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com

SUBSIDARY OF

Gmulot	640,840	1.56	1,240,840	2.69
First International Bank Pension Funds	17,500	0.04	917,500	1.99
Bank Otzar L'Hayal Provident and Education Funds	--	--	400,000	0.87
Bank Igud Employees Provident Fund	--	--	15,000	0.03
Bank Mizrahi Provident Funds	--	--	600,000	1.3
Electric Company Ltd. Employees' Education Fund	--	--	35,000	0.08
Mivtahim	--	--	600,000	1.3
Hebrew University in Jerusalem Ltd. Employees Provident Fund	--	--	49,000	0.11
Harel Investments	--	--	125,000	0.27
Provident Lanes	70,000	0.17	270,000	0.58
Clal Shares	--	--	1,000,000	2.17
Bank Leumi LeIsrael Ltd. Clerks' Provident Fund	247,488	0.6	347,488	0.75
The First International Bank of Israel Ltd.	--	--	100,000	0.22
The Public	9,646,276	23.5	9,646,276	20.89
Total	**41,041,357**	**100**	**46,176,357**	**100**

[1] Wholly owned subsidiary
[2] Director of the Company
[3] President and Chief Executive Officer, and Director of the Company
[4] The Pension Funds of the Bank Leumi Group are an interested party by virtue of their holdings in the Company and received an offer in this private issue. The Funds purchased 285,000 of the shares offered which is 0.62% of the Company equity after the allocation.

5. The remainder of the details in the Report remain unchanged.

Sincerely yours,

Eyal Shohat, Adv.
Corporate Secretary

FRUTAROM
FOUNDED 1933

SEC MAIL PROCESSING
RECEIVED
SEP 22 2003
WASH. D.C. 155 SECTION

July 15, 2003

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report re Significant Private Placement

Further to the immediate report dated July 10, 2003 regarding a significant private placement, the Company advises that 5,135,000 ordinary shares par value NIS 1 each were allocated to the offer recipients in a private placement in consideration for NIS 51,350,000.

The Company's issued and paid share equity following the allocation is NIS 46,176,357, consisting of 46,176,357 ordinary shares par value NIS 1 each.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com

SUBSIDIARY OF

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING MARCH 31, 2003

General

Frutarom is a multinational company established in 1933 that became a public company in 1996. Frutarom has considerable production and development centers on three continents and markets its products to 75 countries worldwide. 650 employees work at Frutarom throughout the world.

During the first quarter of 2003, Frutarom Industries Ltd.'s ("Frutarom" or "the Company") trend of increased sales and profits continued for the fourteenth consecutive quarter. Frutarom continued to successfully implement its growth strategy combining natural growth in the core business with acquisitions of activities and knowhow in its main fields of activity and in strategic geographical areas, while focusing on expanding and deepening its activity at existing sites. The business development of Frutarom subsidiaries established in recent years in countries with a high growth level, such as Russia and Turkey, where consumption of processed foods is growing at a higher than average rate in comparison with other regions, contributed to the improvement in its performance and will contribute to the Company's long term growth.

During the first quarter of 2003, Frutarom's sales rose 4.2% to reach NIS 132.1 million (US$ 28.2 million). Operating profit rose 5.5% during the same period to reach NIS 14.9 million (US$ 3.2 million), profit before tax grew 8.5% to reach NIS 13.4 million (US$ 2.9 million) and net profit grew 12.6% to NIS 9.3 million (US$ 2.0 million) compared with NIS 8.2 million (US$ 1.8 million) during the first quarter of 2002 and NIS 6.6 million (US$ 1.4 million) during the first quarter of 2001.

The Company's equity totaled NIS 190.6 million (US$ 40.7 million) as at March 31, 2003, compared with NIS 167.5 million (US$ 35.7 million) as at March 31, 2002, growing 13.8%.

The rise in net profit seen for fourteen successive quarters derives from the ongoing growth trend in the activity's turnover, due both to increased sales of Frutarom's core products and acquisitions and mergers. Contributing to the growth in net profit were the continuing improvement in product mix and controlled low level growth in expenses, which have played a part in the rise in net and operating profit and profitability achieved by Frutarom in recent years.

Frutarom will continue to implement its expansion strategy through natural growth in its core activities and markets, and through acquisitions of companies active in fields in which Frutarom already operates. The Company's goal is to become one of the ten leading companies in the world in the flavor and fragrance field within a few years.

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

I. Short Description of the Company and its Business Environment

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through the Compounds Division. The Company's Fine Ingredients Division develops, produces and markets raw materials intended primarily for the production of these compounds as well as botanical extracts and natural products, including standardized botanical extracts (Botanicare™).

Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry.

Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, nutraceutical, pharmaceutical, functional food, food additives, cosmetic, and detergent industries. Frutarom's products are produced at its plants in Israel, the USA, the UK, China and Turkey.

Frutarom's products are sold in over 75 countries worldwide. The Company's international marketing organization includes its marketing branches in the US, the UK, Israel, France, Russia, Ukraine, Kazakhstan, Turkey, Brazil, China, Hong Kong and India. The Company also works through local agents and distributors worldwide.

II. Results of Activities

Frutarom's sales rose 4.2% during the first quarter of 2003 to total NIS 132.1 million (US$ 28.2 million) compared with NIS 126.9 million (US$ 27.1 million) during the same quarter in 2002 and NIS 113.1 million (US$ 24.1 million) during the same quarter in 2001.

This growth in sales is mainly the result of:

A. Continued consolidation and strengthening of Frutarom's global sales and marketing network, especially in developing countries where Frutarom has begun activity in recent years (countries in which the demand for processed food products is double digit).

B. Continued growth in recent years in the Compounds Division, the more profitable of the Company's varied activities, due to the consolidation and strengthening of activity in Frutarom's subsidiaries. Frutarom will continue to invest in and strengthen all of the Compounds Division's sites in coming years, since it regards this Division as a central element in its development strategy.

The Company's activity is seasonal, with lower sales in the fourth quarter than in the first three. This seasonality is caused by the fact that a substantial portion of Frutarom's products are intended for the beverage and ice cream industries, whose products are consumed less in winter than in summer. The Company is acting to reduce this influence on the results of its activity.

Sales Development - First Quarters 2000 - 2003 (US$ million)


29
27
25
23
21
19
17
21.91
24.13
27.07
28.18
2000
2001
2002
2003

The sustained growth in profit and profitability derives mainly from the increase in sales and the ongoing improvement in the Company's product mix. Frutarom will continue working to maintain this positive trend. In recent years Frutarom has been successfully implementing a growth strategy in the Compounds Division's share with the aim of raising it to 50% of Frutarom's total activity. The Compounds Division enjoys high profitability.

Breakdown of Sales by Activity 1999 - 2003

	1999	2000	2001	2002	Q1 2003
Compounds Division	28.4%	32.4%	38.8%	42.3%	45.1%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	48.6%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	6.3%

Frutarom's gross margin rose 4.1% during the first quarter of 2003 to reach NIS 42.0 million (US$ 9.0 million) compared with NIS 40.4 million (US$ 8.6 million) during the first quarter of 2002. The increase in profit derives from higher sales.

Selling, administration and general expenses for the first quarter of 2003 totaled NIS 27.1 million (US$ 5.8 million) compared with NIS 26.2 million (US$ 5.6 million) during the parallel quarter. The increase in expenses derives mainly from the growth in activity and continued consolidation of Frutarom's global network.

Operating profit for the first quarter of 2003 continued its upward climb of the past few years to reach NIS 14.9 million (US$ 3.2 million), growing 5.5% compared with the first quarter of 2002. This year profitability also continued

to rise, reaching 11.3% compared with 11.1% during the parallel period in 2002.

Finance expenses for the quarter totaled NIS 1.5 million (US$ 0.3 million) compared with NIS 1.8 million (US$ 0.4 million) in the parallel quarter. The decrease derives from lower global interest rates, reduction of the Company's short term loans, and exchange differences of balances that are not in US dollars.

Profit before tax for the first quarter rose 8.5% to NIS 13.4 million (US$ 2.9 million) compared with NIS 12.3 million (US$ 2.6 million) during the same quarter in 2002.

Tax on income for the first quarter of 2003 totaled NIS 4.1 million (US$ 0.9 million), similar to that of the parallel quarter.

Net profit for the first quarter grew 12.6% compared with the first quarter of 2002 and 40.9% compared with the first quarter of 2001, reaching NIS 9.3 million (US$ 2.0 million) compared with NIS 8.2 million (US$ 1.6 million) during the parallel quarter of 2002. Profitability also grew to reach 7% compared with 6.5% during the first quarter of 2002.

Frutarom will continue acting to sustain this positive trend in profit and profitability by: (1) continuing to grow sales; (2) continuing to grow the relative share of the Compounds Division (the more profitable of Frutarom's activities) in Frutarom's total activity; (3) continuing to introduce new products with higher than average profitability to the Fine Ingredients Division's production and marketing systems; and (4) continuing to make strategic acquisitions of companies and activities in fields and locales where the Company already has activity and merging them into Frutarom's global network.

Profit Development - First Quarters 2000 - 2003 (US$ million)


3.5
3
2.5
2
1.5
1
0.5
0
2.24
2.75
3
3.18
2000
2001
2002
2003

Operating Profit


1.8
1.5
1.2
0.9
0.6
0.3
0
1.32
1.4
1.75
2
2000
2001
2002
2003

Net Profit

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

III. Financial Status

Total assets on March 31, 2003 amounted to NIS 446.3 million (US$ 95.2 million) compared with NIS 423.5 million (US$ 90.4 million) at March 31, 2002.

The Company's current assets totaled NIS 259.7 million (US$ 55.4 million) compared with NIS 241.2 million (US$ 51.5 million) at the end of the parallel quarter. The main contributors to the growth in current assets were the growth of NIS 4.6 million (US$ 1.0 million) in cash balances, NIS 9.7 million (US$ 2.1 million) in receivables and NIS 3.8 million (US$ 0.8 million) in inventory.

Fixed assets minus accumulated depreciation totaled NIS 186.7 million (US$ 39.8 million) on March 31, 2003, compared with NIS 182.4 million (US$ 38.9 million) at the end of the parallel quarter.

IV. Liquidity

During the first quarter of 2003, cash flow from operating activity reached NIS (1.2) million (US$ (0.3) million) compared with NIS 5.0 million (US$ 1.1 million) which derived from current activities during the first quarter of 2002. During the first quarter of 2003, cash flow was influenced mainly by growth in receivables, which derives mostly from the NIS 13.4 million (US$ 2.9 million) growth in sales compared with the previous quarter.

V. Sources of Finance

A. Equity

Equity at the balance sheet date totaled NIS 190.6 million (US$ 40.7 million), 42.7% of the total balance sheet compared with 39.6% during the parallel quarter in 2002. Company equity grew NIS 8.7 million (US$ 1.9 million) during the quarter, mainly due to the profit of the first quarter of 2003.

B. Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average scope of long term credit from banks totaled NIS 131 million (US$ 27.9 million). During the parallel quarter, the Company had NIS 126.2 million (US$ 26.9 million) at its disposal.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average scope of short term credit from banks totaled NIS 5.4 million (US$ 1.2 million). During the parallel period in 2002, the Company had NIS 18.8 million (US$ 4.0 million) at its disposal.

D. Credit From Suppliers and Customers (Quarterly Average)

The average scope of credit from suppliers and other creditors was NIS 94.1 million (US$ 20.1 million) (NIS 94.2 million or US$ 20.1 million during the same period in 2002). During the report period, Frutarom granted average credit of NIS 110.9 million (US$ 23.7 million) to receivables (NIS 109.2 million or US$ 23.3 million during the same period in 2002).

VI. Disclosures about Market Risk

There have not been any substantial changes in the Company's exposure to market risk compared with that as at December 31, 2002, as presented in the Directors report for that period.

No significant events or changes in this field occurred following the balance sheet date.

VII. External Influences

A. The Israeli market is influenced by a recessionary trend and slowdown, which began in 2001 and continue until today. Despite this, Frutarom maintained its market share and its sales in Israel.

B. The air of uncertainty prevailing during the first quarter due to the war in Iraq and the general decline in activity in important Frutarom markets did not have any significant influence on Frutarom's results. The air of uncertainty did have some influence in the USA, where a slowdown was felt with important customers.

C. During the first quarter and until the date of this report, the SARS virus did not influence Frutarom's results, and the Company does not believe that it will have a significant influence on its results in the future.

Excluding the above, there have not been any changes since the Directors Report issued for the period of January to December 2002 as stated in the Directors Report as at December 31, 2002.

VII. Events Following the Balance Sheet Date

There have not been any significant events since the date of the balance sheet.

This year, as in 2002, the Board of Directors of the Company decided on April 9, 2003 to distribute a dividend in the amount of NIS 0.10 per share, totaling NIS 4,104,136, to the shareholders.

The Board of Directors of the Company held two meetings during the period under report.

FRUTAROM
FOUNDED 1933

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

Dr. J. J. Farber Chairman of the Board	Ori Yehudai President & CEO Member of the Board

May 13, 2003

FRUTAROM
FOUNDED 1933

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING JUNE 30, 2003

General

Frutarom Industries Ltd. ("Frutarom" or "the Company") is a multinational company established in 1933 that became a public company in 1996. Frutarom has significant production and development centers on three continents and markets its products to 85 countries worldwide. 800 employees work at Frutarom throughout the world.

During the second quarter of 2003, Frutarom's trend of increased sales and profits continued for the fifteenth consecutive quarter. Frutarom continued to successfully implement its growth strategy, combining natural growth in the core business with acquisitions of activities and knowhow in its main fields of activity and in strategic geographical areas, while focusing on expanding and deepening its activity at existing sites. The business development of Frutarom subsidiaries established in recent years in countries with a high growth level, such as Russia, Ukraine, Kazakhstan and Turkey, where processed foods consumption is growing at a higher than average rate in comparison with other regions, contributed to the improvement in its performance and will contribute to the Company's long term growth.

As part of Frutarom's realization of its strategy to grow through fast organic growth of core activities by making acquisitions, on June 16 Frutarom completed the acquisition of the Swiss company, Emil Flachsmann AG ("Flachsmann"). Flachsmann has an innovative and modern production plant in Switzerland, near Zurich, production subsidiaries in Canada and Denmark, and marketing and sales offices in Germany and Hungary. Flachsmann develops, produces and markets flavors and fragrances for the food industry, and produces plant extracts for use by the flavor, fragrance, pharmaceutical, nutraceutical and functional food industries. The activities of the Flachsmann company complement Frutarom's with regard to both products and geographic dispersal. The integration of the companies has marked synergy, from which Frutarom will benefit during the future. The acquisition of Flachsmann is an additional step forward in Frutarom's path, and expands its global geographic dispersal, product range and customer base. The acquisition adds considerably to Frutarom's positioning as one of the leading companies in its field in the world.

In the June 30, 2003 financial reports Frutarom consolidated Flachsmann's assets and commitments into its balance sheet for the first time. The results of Flachsmann's activity will be included in Frutarom's consolidated financial reports as of the next quarter.

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607 FAX: 972-9-9543202

On July 15, Frutarom completed a private placement of the Company's shares to leading institutional bodies, raising US$ 11.8 million in capital.

During the second quarter of 2003, Frutarom's sales rose 9.8% to reach NIS 139.2 million (US$ 32.3 million). Gross profit rose 14.9% during the same period to reach NIS 46.7 million (US$ 10.8 million) and gross margin rose from 32.1% to 33.6%. Operating profit rose 21.6% to NIS 18.2 million (US$ 4.2 million). Profit before tax grew 28.9% to reach NIS 18 million (US$ 4.2 million). Net profit grew 28.6% to NIS 12.5 million (US$ 2.9 million) compared with NIS 9.8 million (US$ 2.3 million) during the second quarter of 2002. Net profitability also rose, reaching 9.0% compared with 7.7% during the same period last year (5.8% in the second quarter of 2001).

The Company's equity totaled NIS 185.5 million (US$ 43.0 million) as at June 30, 2003, compared with NIS 159.2 million (US$ 36.9 million) as at June 30, 2002. The growth in equity during the second quarter is mainly due to the profit for the quarter.

The rise in net profit seen for fifteen successive quarters derives from the ongoing growth trend in the activity's turnover, due both to increased sales of Frutarom's core activities and the successful integration of the activities acquired, and the continuing improvement in product mix, contributed to by the sustained growth of the Flavors Division's relative portion of Frutarom's activity. Also playing a part to the growth in net profit were the Company's policy of controlled growth of expense levels and its maintenance of modest expense growth. The growth in activity, and this expense policy, both contribute to the rise in profitability and profit achieved by Frutarom in recent years.

Frutarom will continue to implement its expansion strategy through natural growth in its more profitable core activities, and through acquisitions of companies active in fields in which Frutarom already operates, with the aim of becoming one of the ten leading companies in the world in the flavor and fragrance field within a few years.

I. Short Description of the Company and its Business Environment

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through its Flavors Division. The Company's Fine Ingredients Division develops, produces and markets mainly raw materials intended primarily for the production of these compounds as well as botanical extracts and natural products, including standardized botanical extracts.

Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry.

Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

Frutarom's products are intended for the food, beverage, flavor, fragrance, pharmaceutical, nutraceutical, functional food, food additives, cosmetic, and detergent industries. Frutarom's products are produced at its plants in Israel, the USA, Canada, Switzerland, the UK, Denmark, China and Turkey.

Frutarom's products are sold in over 85 countries worldwide. The Company's international marketing organization includes its marketing branches in Israel, the US, the UK, Switzerland, Germany, Denmark, France, Russia, Ukraine, Kazakhstan, Turkey, Brazil, China, Hong Kong and India. The Company also works through local agents and distributors worldwide.

II. Results of Activities

Frutarom's sales rose 9.8% during the second quarter of 2003 to total NIS 139.2 million (US$ 32.3 million) compared with NIS 126.7 million (US$ 29.4 million) during the same quarter in 2002 and NIS 116.5 million (US$ 27.0 million) during the same quarter in 2001.

This growth in sales is mainly the result of:

A. Continued accelerated growth trend in recent years in the Flavors Division, the more profitable of the Company's varied activities, due to the consolidation and strengthening of activity in Frutarom's subsidiaries. Frutarom will continue to invest in and strengthen all of the Flavors Division's sites in coming years, and regards this Division as a central element in its development strategy for the future.

B. Continued consolidation and strengthening of Frutarom's global development, sales and marketing network, including developing countries where Frutarom has begun activity in recent years (countries in which the demand for processed food products is double digit).

Frutarom expects the positive trend to continue in the future following the completion of the Flachsmann company's merger into Frutarom's global marketing network and the strengthening of its position in regions where Frutarom's presence to date has been less substantial, mainly as Western Europe, Scandinavia and Korea.

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

Sales Development - Second Quarters 2000 - 2003 (US$ million)


35
30
25
20
15
10
20.4
27
29.4
32.3
2000
2001
2002
2003

Frutarom continues to present a steady, ongoing rise in profit and profitability, which derives mainly from the increase in sales and the ongoing improvement in the Company's product mix. The Flavors Division's multinational activity has contributed markedly to this trend. This Division has grown substantially in recent years as part of a strategy of building and strengthening subsidiaries throughout the world, to which the acquisitions made in the past few years have contributed. The activity of the Flavors Division is the most profitable of Frutarom's activities.

Breakdown of Sales by Activity 1999 - 2003

	1999	2000	2001	2002	January - June 2003
Flavors Division	28.4%	32.4%	38.8%	42.3%	47.3%
Fine Ingredients Division	62.8%	59.8%	55.6%	52%	46.9%
Trade & Marketing	8.8%	7.8%	5.6%	5.7%	5.8%

Frutarom's gross margin rose 14.9% during the second quarter of 2003 to reach NIS 46.7 million (US$ 10.8 million) compared with NIS 40.6 million (US$ 9.4 million) during the second quarter of 2002. Profitability rose from 32.1% to 33.6% during the second quarter of this year.

Selling, administration and general expenses for the second quarter of 2003 totaled NIS 28.5 million (US$ 6.6 million) compared with NIS 25.6 million (US$ 5.9 million) during the same quarter in 2002. The increase in expenses derives mainly from the growth in activity and continued consolidation of Frutarom's global network.

Operating profit for the second quarter of 2003 continued its upward climb of the past few years to reach NIS 18.2 million (US$ 4.2 million), growing 21.6% compared with the second quarter of 2002. Profitability also continued to rise alongside profit, reaching 13.1% compared with 11.8% during the parallel period in 2002.

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

Finance expenses for the quarter totaled NIS 357,000 (US$ 82,800) compared with NIS 1.1 million (US$ 255,000) in the parallel quarter. The decrease derives from lower basic global interest rates, and exchange differences of balances that are not in US dollars.

Profit before tax for the second quarter rose 28.9% to NIS 18 million (US$ 4.2 million) compared with NIS 14 million (US$ 3.2 million) during the same quarter in 2002. Profitability rose to 12.9% compared with 11% during the parallel period in 2002.

Tax on income for the second quarter of 2003 totaled NIS 5.5 million (US$ 1.3 million) compared with NIS 4.2 (US$ 0.9 million) in the same quarter of 2002.

Net profit for the second quarter grew 28.6% compared with the second quarter of 2002 and 84.3% compared with the second quarter of 2001, reaching NIS 12.5 million (US$ 2.9 million) compared with NIS 9.8 million (US$ 2.3 million) during the same quarter in 2002. Profitability also grew to reach 9.0% compared with 7.7% during the second quarter of 2002 and 5.8% during the same quarter in 2001.

Frutarom will continue acting to sustain this positive trend in profit and profitability by: (1) continuing to grow sales; (2) continuing to grow the relative share of the Flavors Division (the more profitable of Frutarom's activities) in Frutarom's total activity; (3) introducing new products with higher than average profitability to the Fine Ingredients Division's production and marketing systems; and (4) continuing to make strategic acquisitions of companies and activities in fields and locales where the Company already has activity and their rapid and efficient merger into Frutarom's global network.

Profit Development - Second Quarters 2000 - 2003 (US$ million)


4.5
4
3.5
3
2.5
2
2.4
2.9
3.5
4.2
2000
2001
2002
2003

Operating Profit


10
8
6
4
6.5
8.6
9.4
10.8
2000
2001
2002
2003

Gross Profit

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

III. Financial Status


3
2.5
2
1.5
1
1.4
1.6
2.3
2.9
2000
2001
2002
2003
Net Profit


4.5
4
3.5
3
2.5
2
1.5
1
1.9
2.3
3.3
4.2
2000
2001
2002
2003
Profit before Tax

III. Financial Status

Total assets on June 30, 2003 amounted to NIS 641 million (US$ 148.6 million) compared with NIS 401 million (US$ 93.1 million) at June 30, 2002. This growth is mainly due to the consolidation of Flachsmann's assets (NIS 210 million or US$ 48.7 million) for the first time.

The Company's current assets totaled NIS 336.2 million (US$ 78.0 million) compared with NIS 231.8 million (US$ 53.8 million) at the end of the parallel quarter. The main contributors to the growth in current assets were the growth of NIS 25 million (US$ 5.8 million) in cash balances and negotiable securities, NIS 30.6 million (US$ 7.0 million) in receivables and NIS 41.5 million (US$ 9.6 million) in inventory, mostly resulting from the first consolidation of Flachsmann.

Fixed assets minus accumulated depreciation totaled NIS 254.5 million (US$ 59.0 million) on June 30, 2003, compared with NIS 138.3 million (US$ 32.0 million) at the end of the same quarter in 2002.

IV. Liquidity

During the second quarter of 2003, cash flow from operating activity reached NIS 12.1 million (US$ 2.8 million) compared with NIS 13.3 million (US$ 3.1 million) which derived from current activities during the second quarter of 2002.

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

V. Sources of Finance

A. Equity

The Company's equity at the balance sheet date totaled NIS 185.5 million (US$ 43.0 million) (28.9% of the total balance sheet). After the capital raising completed by the Company during July 2003, the Company's equity constituted 34.1% of the balance sheet. The Company's equity grew NIS 9.9 million (US$ 2.3 million) during the quarter (after distributing a dividend of NIS 3.9 million or US$ 0.9 million), mainly due to the profit of the second quarter of 2003.

B. Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average scope of long term credit from banks totaled NIS 142 million (US$ 32.9 million). During the parallel quarter last year, the Company had NIS 115.3 million (US$ 26.7 million) at its disposal. The modest growth comes in spite of the first consolidation of the Flachsmann loan in the amount of NIS 68.3 million (US$ 15.8 million) and after repayment of a long term loan.

C. Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average scope of short term credit from banks totaled NIS 32.2 million (US$ 7.5 million). During the parallel period in 2002, the Company had NIS 15.5 million (US$ 3.6 million) at its disposal. The growth derives primarily from a short term loan to finance the Flachsmann acquisition.

D. Credit From Suppliers and Customers (Quarterly Average)

The average scope of credit from suppliers and other creditors was NIS 113.7 million (US$ 26.4 million) (NIS 90.5 million or US$ 20.1 million during the same period in 2002). During the report period, Frutarom granted average credit of NIS 124.8 million (US$ 29.0 million) to receivables (NIS 100 million or US$ 23.1 million during the same period in 2002). Most of the growth results from the first time consolidation of Flachsmann.

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

VI. Disclosures about Market Risk

Consolidated Balance Sheets by Main Currencies

As at June 30, 2003 (US$ 000)

	USD	GBP	Euro	CHF	Other Monetary Currencies	NIS	Non Monetary items	Total
Assets								
Cash and Equivalents	2,629	1,477	219	81	460	43		4,909
Securities				1,956				1,956
Customers	8,245	7,147	1,610	3,316	3,382	8,446		32,146
Other debtors	4,648	1,256	31	1,741	695	714		9,085
Inventory							32,232	32,232
Fixed assets, net							59,014	59,014
Other assets, net							9,263	9,263
Total	15,522	9,880	1,860	7,094	4,537	9,203	100,509	148,605
Liabilities								
Bank credit		997		16,587	873	135		18,592
Supplier	4,960	3,303	961	2,333	399	3,670		15,626
Other creditors	4,137	7,315	200	4,006	599	4,841		21,098
Bank loans (including current maturities)	18,144	8,655		15,843				42,642
Employee retirement rights liabilities							960	960
Deferred taxes							6,678	6,678
Shareholders Equity							43,009	43,009
	27,241	20,270	1,161	38,769	1,871	8,646	50,647	148,605
Net Assets (Liabilities)	-11,719	-10,390	699	-31,675	2,666	557	49,862	0

On July 16, a short term loan in the amount of NIS 66.6 million (US$ 15.4 million) taken by Frutarom in order to acquire the Flachsmann company was repaid in full.

No significant events or changes in this field occurred following the balance sheet date.

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE: TEL: 972-9-9505607, FAX: 972-9-9543202

VII. External Influences

A. The global recessionary trend and the economic situation in important Frutarom markets have some influence on Frutarom's results. Improvement of the economic situation in Israel, the USA and other countries will contribute to Frutarom's continued success in achieving its goals.

B. The Israeli market is influenced by a recessionary trend and slowdown, which began in 2001 and continue until today. Despite this, Frutarom maintained and even grew its market share and as a result, its sales in Israel.

Excluding the above, there have not been any changes since the Directors Report issued for the period of January to December 2002 as stated in the Directors Report as at December 31, 2002.

VIII. The Flachsmann Group Acquisition

On June 16, 2003, Frutarom, through its subsidiary, Frutarom UK, completed the acquisition of 100% of the share equity of the Swiss company, Emil Flachsmann AG. Upon signing, the Company paid SFR 21 million (about US$ 16.0 million) for the acquisition, and over the next three years, on each successive anniversary, the Company will pay SFR 1.5 million, bringing the cost of the entire acquisition to SFR 25.5 million (about US$ 20.0 million), similar to Flachsmann's balance sheet equity at the time of the acquisition.

Flachsmann was established in Switzerland in 1935 and develops, produces and markets flavors and fragrances to the food industry and botanical extracts for the flavor, fragrance, pharmaceutical, nutraceutical and functional food industries. Flachsmann has production plants in Switzerland, Canada and Denmark, and marketing and sales offices in Germany and Hungary. In 2002, Flachsmann's sales turnover totaled SFR 40.1 million (about US$ 31.0 million).

Flachsmann's activity is synergistic with Frutarom's activity in its two existing divisions: Flavors and Fine Ingredients, and expands Frutarom's multinational presence. Flachsmann's well established marketing network in Western Europe, with marketing and sales offices in Switzerland, Germany, Denmark and Hungary, will be added to Frutarom's global sales and marketing network, particularly in markets where Frutarom has a relatively thin presence. The addition of Flachsmann's knowhow, goodwill, skilled personnel, production capacity, customers and market share will contribute substantially to strengthening Frutarom's two divisions and to positioning it as one of the leading companies in the world in its field.

The acquisition is expected to expand the Frutarom Group's existing customer base and add new customers from among the leading multinational food and pharmaceutical manufacturers, primarily in the Western European market, with

emphasis on Switzerland and Germany, and in the market in Eastern Asia, mainly Korea and Japan.

Flachsmann's assets and liabilities were consolidated for the first time in the Company's consolidated financial reports as at June 30, 2003. The fair value of Flachsmann's assets and liabilities is based on an assessment which is not final, and subject to adjustments that will be required upon completing the value assessments. The results of Flachsmann's activity will be consolidated in the consolidated financial reports as of July 1, 2003.

Following are the Flachsmann assets and liabilities as at June 30, 2003, based on their fair value at the time of the acquisition, and the liabilities involved in the acquisition as included in Frutarom's financial reports:

	US$ 000 as at June 30, 2003
Current assets	18,646
Long term debt balances	2,358
Fixed and other assets	28,144
Current liabilities	(10,363)
Long term liabilities	(17,991)
Total cost of acquisition	**20,794**

IX. Events Following the Balance Sheet Date

According to a decision made by the Board of Directors of the Company on July 9, 2003, on July 15, Frutarom completed a capital raising of NIS 51,135,000 (US$ 11,858,766) in consideration for the allocation of 5,135,000 regular shares, par value NIS 1 each, to leading institutional investors.

The Board of Directors of the Company held two meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

Ariel Ginsburg
Member of the Board

Ori Yehudai
President & CEO
Member of the Board

August 4, 2003

FRUTAROM INDUSTRIES LTD.
PLANT & OFFICES: P.O.BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
E-mail: info@frutarom.com INTERNET: http://www.frutarom.com